FORM 51-901F

Quarterly And Year End Report

British Columbia Securities Commission

FISCAL QUARTER-1 REPORT AT OCTOBER 31, 2002

Continental Energy Corporation

Incorporated as part of:
X	Schedule A
X	Schedules B & C

ISSUER DETAILS:
Name of Issuer:	Continental Energy Corporation
Issuer Address:	21795 64th Avenue Langley, B.C. V2Y 2N7
Issuer Fax No.:	604-532-6068
Issuer Telephone No.:	604-532-6066
Contact Name:	Gary Schell
Contact Position:	Director
Contact Telephone Number:	604-532-6066
Contact Email Address:	info@continentalenergy.com
Web Site Address:	www.continentalenergy.com
For Quarter Ended:	2002/10/31
Date of Report:	2002/12/17

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gary R. Schell"	Gary Schell	2002/12/23
Signature
"Richard L. McAdoo"	Richard McAdoo	2002/12/23
Signature

CONTINENTAL ENERGY CORPORATION

An Exploration Stage Company

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 OCTOBER 2002

Unaudited - See Notice to Reader

U.S. Funds

STALEY, OKADA & PARTNERS

Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Continental Energy Corporation (An Exploration Stage Company) as at 31 October 2002 and the interim consolidated statements of changes in shareholders equity, operations and cash flows for the period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Surrey, B.C., Canada	STALEY, OKADA & PARTNERS
17 December 2002	CHARTERED ACCOUNTANTS

Continental Energy Corporation An Exploration Stage Company	Statement 1
Interim Consolidated Balance Sheet
U.S. Funds
Unaudited - See Notice to Reader

ASSETS	As at 31 October 2002	As at 31 July 2002
Current
Cash	$95,142	$225,414
GST and accounts receivable	45,244	42,199
Prepaid expenses	53,200	-
	193,586	267,613
Prepaid Resource Property Costs	26,000	29,000
Prepaid Share Issuance Costs	39,000	43,500
Capital Assets
Furniture and equipment, net of accumulated amortization	11,132	13,252
Resource property costs - Schedule 1	692,990	945,717
	704,122	958,969
	$962,708	$1,299,082

LIABILITIES
Current
Accounts payable	$5,647,601	$6,713,877
Cash received in advance of share issuance	228,500	150,000
Promissory notes payable	50,000	50,000
	5,926,101	6,913,877

SHAREHOLDERS' DEFICIENCY
Share Capital
Authorized:
100,000,000 common shares without par value
100,000,000 preferred shares without par value
Issued and fully paid:
34,949,784 (29,286,233) common shares - Statement 2	19,817,298	18,972,265
Contributed Surplus	116,550	116,550
Deficit - Statement 2	(24,897,241)	(24,703,610)
	(4,963,393)	(5,614,795)
	$962,708	$1,299,082

ON BEHALF OF THE BOARD:

     "Gary R. Schell"                               , Director

     "Richard L. McAdoo"                        , Director

- See Accompanying Notes -

Continental Energy Corporation An Exploration Stage Company	Statement 2
Interim Consolidated Statement of Changes In Shareholders’ Deficiency
U.S. Funds
Unaudited - See Notice to Reader

	Common Shares		Contributed	Deficit Incurred Prior to Exploration	Deficit Incurred During Exploration
	Shares	Amount	Surplus	Stage	Stage	Total
Balance - 31 July 2001	24,119,393	$18,370,981	$116,550	$(11,420,599)	$(5,313,655)	$1,753,277

Shares issued for property acquisition	740,000	96,200	-	-	-	96,200
Shares issued as a commission	1,000,000	-	-	-	-	-
Loss for the period - Statement 3	-	-	-	-	(135,935)	(135,935)
Balance - 31 October 2001	25,859,393	$18,467,181	$116,550	$(11,420,599)	$(5,449,590)	$(1,713,542)

Balance - 31 July 2002	29,286,233	$18,972,265	$116,550	$(11,420,599)	$(13,283,011)	$(5,614,795)

Private placement @ $0.15/common share	5,408,000	811,200	-	-	-	811,200
Exercise of warrants @ $0.15/common share	255,551	38,333	-	-	-	38,333
Share issuance cost	-	(4,500)	-	-	-	(4,500)
Loss for the period - Statement 3	-	-	-	-	(193,631)	(193,631)
Balance - 31 October 2002	34,949,784	$19,817,298	$116,550	$(11,420,599)	$(13,476,642)	$(4,963,393)

- See Accompanying Notes -

Continental Energy Corporation An Exploration Stage Company	Statement 3
Interim Consolidated Statement of Operations
For the Three Months Ended 31 October
U.S. Funds
Unaudited - See Notice to Reader

	2002	2001
Expenses
Management fees	$50,262	$55,107
Wages	58,480	9,862
General and administrative (Schedule 2)	42,641	15,503
Consulting	17,866	-
Foreign exchange loss	13,602	47,923
Investor relations contract	6,742	5,859
Amortization	2,120	1,360
Interest and bank charges	1,918	321
Loss for the Period	$193,631	$135,935

Loss per Share - Basic and diluted	$0.01	$0.01

Weight Average Number of Shares Outstanding	32,428,588	25,021,132

- See Accompanying Notes -

Continental Energy Corporation An Exploration Stage Company	Statement 4
Interim Consolidated Statement of Cash Flows
For the Three Months Ended 31 October
U.S. Funds
Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)	2002	2001
Operating Activities
Loss for the period	$(193,631)	$(135,935)
Item not affecting cash
Amortization	2,120	1,360
Changes in operating current assets and liabilities
Prepaid expenses	(53,200)	-
GST and accounts receivable	(3,045)	1,797
Accounts payable	(1,066,276)	168,176
Net cash provided by (used in) operating activities	(1,314,032)	35,398

Financing Activities
Share capital for cash	845,033	-
Cash received in advance of share issuance	78,500	-
Prepaid share issuance costs	4,500	-
Net cash provided by financing activities	928,033	-

Investing Activities
Resource property costs	(120,273)	(72,130)
Advance from GATB	-	16,654
Resource property recovery	373,000	-
Prepaid resource property costs	3,000	-
Net cash provided by (used in) investing activities	255,727	(55,476)

Net Decrease in Cash	(130,272)	(20,078)
Cash - Beginning of period	225,414	27,399
Cash - End of Period	$95,142	$7,321

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for resource property acquisition - 740,000 shares	$-	$96,200

- See Accompanying Notes -

Continental Energy Corporation An Exploration Stage Company	Schedule 1
Interim Consolidated Schedule of Resource Property Costs
U.S. Funds
Unaudited - See Notice to Reader

	Balance 31 July 2002	Additions For the Three Months Ending 31 October 2002	Balance 31 October 2002
Indonesia
Bengara
Production sharing contract acquisition	$1,315,953	$-	$1,315,953
Geological and geophysical interpretation and evaluation	793,996	97,500	891,496
Seismic acquisition, surveys and data processing	91,465	-	91,465
Field exploration, surveys and data acquisition	17,393	-	17,393
Prepaid resource property costs	75,000	-	75,000
Costs for the period	2,293,807	97,500	2,391,307
Impairment	(790,553)	-	(790,553)
Costs recovery	(1,262,253)	(241,000)	(1,503,253)
Net property costs for the period	241,001	(143,500)	97,501

Yapen
Production sharing contract acquisition	623,784	-	623,784
Geological and geophysical interpretation and evaluation	177,949	7,500	185,449
Seismic acquisition, surveys and data processing	383,378	-	383,378
Prepaid resource property costs	75,000	-	75,000
Costs for the period	1,260,111	7,500	1,267,611
Impairment	(111,732)	-	(111,732)
Costs recovery	(443,664)	(132,000)	(575,664)
Net property costs for the period	704,715	(124,500)	580,215

GATB
Technical assistance contract acquisition	6,205,302	-	6,205,302
Geological and geophysical interpretation and evaluation	94,471	15,273	109,744
Costs for the period	6,299,773	15,273	6,315,046
Impairment	(6,299,772)	-	(6,299,772)
Net property costs for the period	1	15,273	15,274
Balance - End of Period	$945,717	$(252,727)	$692,990

- See Accompanying Notes -

Continental Energy Corporation An Exploration Stage Company	Schedule 2
Interim Consolidated Schedule of General and Administrative Expenses
For the Three Months Ended 31 October
U.S. Funds
Unaudited - See Notice to Reader

	2002	2001
Office expenses	$15,573	$3,838
Rent, office maintenance and utilities	8,240	7,050
Travel	8,038	-
Telephone	6,781	2,110
Shareholder information	2,128	1,592
Filing fees	1,881	185
Staff housing - Jakarta	-	728
	$42,641	$15,503

- See Accompanying Notes -

Continental Energy Corporation An Exploration Stage Company
Notes to Interim Consolidated Financial Statements
31 October 2002
U.S. Funds
Unaudited - See Notice to Reader

1.

Continued Operations

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years and the current three-month period.  As at 31 October 2002 and 31 July 2002 the company had a working capital deficiency of $5,732,515 and $6,646,264 respectively.  In addition, the company has insufficient funds to meet the expenditure obligations related to its Indonesian properties and is awaiting confirmation from the Indonesian government that certain oil and gas property contracts related to its Indonesian properties have been extended and/or approved for the 2003 calendar year.  These facts create uncertainty surrounding the timing and capacity of the company to meet its financial obligations.

The company’s ability to continue as a going concern is dependent upon its ability to raise additional capital by issuance of treasury shares or debt, receive significant disposal or farm-out proceeds for its Indonesian oil and gas properties or achieve profitable operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.

Significant Accounting Policies

The notes to the consolidated financial statements as at 31 July 2002, substantially apply to these interim consolidated financial statements and are not repeated here.

3.

Conversion of Foreign Currency

The accounts of the Company were prepared in Canadian funds through 31 July 2001 and the three month periods ending 31 October 2001, 31 January 2002 and 30 April 2002.  For its 31 July 2002 year-end reporting, and all subsequent reporting, the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements on that basis.  Accordingly, all comparative balances have been recast in the U.S. currency.

4.

Segmented Information

Details are as follows:

	Canada	Indonesia	Consolidated
31 October 2002
Segmented operating loss	$70,303	$123,328	$193,631
Identifiable assets	$197,493	$765,215	$962,708

5.

Related Party Transactions

All related party transactions have been disclosed elsewhere in these interim consolidated financial statements, except as follows:

a)

During the three month period ended 31 October 2002, management and/or director fees in the amount of $52,262 were paid or accrued to a director and a company controlled by a director.

b)

As at 31 October 2002, accounts payable include $51,474 payable to directors or a company controlled by a director and an additional $48,000 owed to directors of one of the company’s subsidiaries.

c)

During the three months ended 31 October 2002, resource property consulting fees in the amount of $25,000 were paid or accrued to a director of one of the company’s subsidiaries.

a)

As at 31 October 2002 accounts receivable includes $27,023 receivable from directors and a director of one of the company’s subsidiaries.

e)

During the three months ended 31 October 2002:

-

4,150,000 common shares of the company were issued through a private placement to a director, a director of one of the company’s subsidiaries and a company controlled by a director for total proceeds of $622,500.

-

255,551 warrants were exercised by a director and a director of one of the company’s subsidiaries resulting in the issuance of 255,551 common shares for total proceeds of $38,333.

-

As at 31 October 2002, the company had received $228,500 in advance of share issuance from a director and a director of one of the company’s subsidiaries.

6.

Subsequent Events

On 5 November 2002, the Company’s subsidiary, Yapen, completed an agreement to farm out 90% of it’s PSC to Medco International Ventures Ltd. (“Medco”).  As part of the agreement Medco will pay $572,000 of Yapen’s current liabilities and fund 100% of the future property development cost up to commercial production.  Upon commercial production, Yapen will be required to fund 10% of the costs.  As a result of that agreement, Yapen will retain a 10% interest in the Yapen PSC of which 4% was previously farmed out.

SCHEDULE B

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)

Resource Property costs

See Schedule 1 for details.

b)

General and Administrative Expenses

See Schedule 2 for details.

2.

RELATED PARTY TRANSACTIONS

See interim consolidated financial statements for details.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Securities issued:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
10 September 2002	Common	Private Placement	5,408,000	$0.15	$811,200	Cash	Nil
9 September 2002	Common	Warrant	255,551	$0.15	$38,333	Cash	N/A

b)

Options granted:

None

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized share capital:

Number	Class of Shares	Dividend Rate on Preferred Shares	Cumulative (Y/N)	Redemption Provisions	Conversion Provisions
100,000,000	Common	N/A	N/A	N/A	N/A
100,000,000	Preferred	N/A	N/A	N/A	N/A

b)

Shares issued and outstanding:

Number	Amount
34,949,784	$19,817,298

c)

Options, warrants and convertible securities outstanding:

Continuity of options	Number of shares	Price per share	Exercise/Expiry Date
Director/Officer (i)	1,125,000	$0.15	29 April 2004
Employee/Consultant	195,000	$0.15	29 April 2004
Director/Officer (i)	3,900,000	$0.15	30 July 2004
Employee/Consultant	1,300,000	$0.15	30 July 2004
	6,520,000

(i)

Director or officer of the Company or a subsidiary of the Company.

Details of outstanding share purchase warrants are as follows:

Number of shares	Price per Share	Exercise/Expiry Date
1,621,840	U.S. $0.15	19 July 2003
290,000	U.S. $0.15	30 July 2003
500,000	CDN $0.70	24 November 2004
350,000	U.S. $0.25	31 January 2003
605,600	U.S. $0.15	30 July 2003
1,096,000	U.S. $0.15	30 July 2003
4,923,000	U.S. $0.15	30 July 2003
500,000	U.S. $0.15/$0.30/$0.60	19 July 2003/2004/2005
1,305,000	U.S. $0.15	23 July 2003
5,408,000	U.S. $0.15/$0.30/$0.60	10 September 2003/2004/2005
16,599,440

d)

Shares subject to escrow or pooling agreements.

Number	Class of Shares
93,750	Common shares

5.

NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Gary R. Schell

Lawrence Barker

Gary Dale Wine

Richard L. McAdoo

Stan Lichman

QUARTERLY AND YEAR END REPORT

Schedule C - 51/901F

B.C. Securities Commission

CONTINENTAL ENERGY  CORPORATION

For the Quarter Ended October 31, 2002

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, geological conditions are favorable for hydrocarbon accumulation and Continental has acquired rights to three production sharing contract areas covering 2.5 million acres, the Bangkudulis Block, the Bengara-II Block and the Yapen Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

HIGHLIGHTS OF THE QUARTER

The quarter ended October 31, 2002 marks the end of the first quarter of the Company’s annual fiscal year ending July 31, 2003. Significant events having material effect on the business affairs of the Company which have occurred during the “Past Quarter” ended October 31, 2002 are summarized below:

Authorized Capital Changed

In a press release dated August 28, 2002 the Company announced that it had registered appropriate documents increasing its authorized share capital by creating a new class of 100,000,000 preferred shares without par value. The directors of the Company had previously obtained approval for the increase from a special majority of the shareholders. There is no change to the Company’s currently authorized 100,000,000 common shares without par value capital.

The authorized capital of the Company now consists of Two Hundred Million (200,000,000) shares divided into One Hundred Million (100,000,000) common shares without par value and One Hundred Million (100,000,000) preferred shares without par value.

In language also previously approved by the Company’s shareholders the Company’s Articles of Association are simultaneously being amended to provide for the Board of Directors, using its own discretion, to from time to time by resolution, alter the Articles of the Company to divide the preferred shares into special series or classes of preferred shares in differing amounts of preferred shares having separate special terms and conditions attached to each such series. The directors may create and designated a particular series of preferred shares, fix the number of preferred shares to be included in such designated series, and determine the consideration for which any series is to be sold or issued. Further, the directors may create, define and attach special rights and restrictions to the preferred shares of any particular series including, rates and other conditions of any dividends; the rights and terms of provisions for cancellation, redemption, conversion, exchange, and/or retraction of the series; and the terms and conditions of any voting rights or restrictions.

Holders of preferred shares shall be entitled, on the distribution of assets of the Company or on the liquidation, dissolution or winding-up of the Company, to receive before any distribution to be made to holders of common shares or any other series or class of shares capital ranking junior to the preferred shares as specifically provided in the special rights  and restrictions attached to any particular series of the preferred shares issued.

Warrants Amended

The term of 4,293,000 share purchase warrants expiring on September 21, 2002 have been extended by the Company for an additional period to July 30, 2003. The warrants were originally issued pursuant to a private placement. The exercise price of the warrants has also been amended and is changed from CDN $ 0.75 to US$ 0.15 per share during the extension period.

The term of 605,600 share purchase warrants expiring on October 12, 2002 have been extended by the Company for an additional period to July 30, 2003. The warrants were originally issued pursuant to a private placement. The exercise price of the warrants has also been amended and is changed from US$ 0.25 to US$ 0.15 per share during the extension period.

Private Placement

The Company conducted a private placement financing made to existing shareholders, officers and consultants of its affiliates and subsidiaries. Pursuant to private placement subscription agreements the Company sold “Units” of its securities at a per Unit purchase price of US$ 0.15. Each Unit consists of one common share of the Company plus one warrant to purchase an additional common share for a period of three years from the warrant issue date at a price of US$ 0.15 per common share the first year, US$ 0.30 the second year and US$ 0.60 the third year. The placement has closed and has raised an aggregate amount of US$ 811,200. A total of 5,408,000 common shares of the Company were issued and 5,408,000 common share purchase warrants were reserved on September 10, 2002 as referred to in a press release dated September 11, 2002. The placements were not brokered and no commissions or finders fees were paid or incurred. All securities purchased pursuant to the placement are subject to a one year hold period and other applicable trading restrictions imposed by North American securities regulatory authorities. All funds derived from the proceeds of the placement were utilized for working capital requirements in funding the Company and it’s joint venture obligations in its Indonesian projects.

Good Standing Certificates for Subsidiaries

The Company has obtained “Certificates of Good Standing” dated August 16, 2002 from the Registrar of International Business Corporations of the British Virgin Islands evidencing the adherence to corporate governance rules in that jurisdiction for each of its three majority owned, Indonesian property holding and operating subsidiaries; “Apex (Yapen) Ltd.”, “Apex (Bengara-II) Ltd.” and “GAT Bangkudulis Petroleum Company Ltd.”

Yapen Subsidiary Renamed

Pursuant to a name change certificate dated September 12, 2002 issued by the Registrar of International Business Corporations of the British Virgin Islands the Company’s Yapen PSC holding company changed its name from “Apex (Yapen) Ltd.” to “Continental Energy Yapen Ltd.”

Bengara-II PSC Annual Work Program and Budget Submitted for 2003

The Company’s 60% owned Indonesian joint venture subsidiary Apex (Bengara-II) Ltd. held its annual work program and budget meeting with Pertamina on October 31, 2002 for the purposes of submitting its calendar year 2003 work program and budget for the Bengara-II PSC contract area onshore East Kalimantan, Indonesia. The work program for 2002 as proposed consists of continuing geological evaluation, seismic interpretation and prospect generation as well as the drilling of at least 3 exploration wells. The budget is presented in the following table:

Budget Category

US$

2003  Work  Program

Drilling & Workover:

6,183,000.00

Drill 3 Exploration Wells

Geological & Geophysical:

954,000.00

Evaluation, interpretation, mapping, prospect generation

Exploration Administration:

180,000.00

Field Office, Surveys and Activities

Production:

0.00

General & Administrative:

620,000.00

Office, Admin, Logistics, Allocated Overheads

Total 2003 Budget

$ 7,937,000.00       Apex (Bengara-II) Ltd.

Bengara-II Budget Comparison to PSC Commitment at FYE July 31, 2002:

The Company sought and received Pertamina’s approval in a letter No. 141/L00000/2002-S1 dated 8 February 2002 to defer and extend the work commitment due in PSC contract year four for an additional one year period ending 4-December-2002. In accordance with the PSC and the deferment the Company must expend a minimum of US$ 8,000,000 and drill two commitment wells within the PSC contract area within the current PSC contract year-5 ending December 4, 2002. As of the FYE the Company has not yet completed the drilling of the two commitment wells.

Bengara-II PSC Fourth PSC Contract Year Commitment Postponement Requested

The 2003 calendar year corresponds almost precisely to PSC contract year six which ends 4 December 2003. Together with submission of its annual work program and budget the Company has applied for a deferment and extension of the fifth PSC contract year’s accumulated work commitment through end of contract year six ending December 4, 2003 in the aggregate amount of US$ 13,000,000. Actual expenditures at end 2002 are expected to total approximately US$ 2,500,000 and combined with the 2003 budget are expected to total approximately US$ 10,500,000.

The 2003 Bengara-II PSC Work Program

The objectives of the 2003 annual work program for Bengara-II Block are briefly described as follows:

•

Drilling & Workover: At least 3 (three) exploratory wells are planned for the second half of 2003.

•

Geological Evaluation: Continuing geological evaluation of existing data and new data as it is acquired will continue throughout the budget year.

•

LandSat Study: Preparation of an up to date base map for geological mapping and logistics is necessary and requires some photogrammetry work from remotely sensed images or aerial photos.

•

GIS Study: Preparation of a GIS database and orthorectification of all geographic data to a common datum and projections is necessary

•

Seismic Interpretation: Continuing seismic interpretation of existing data will continue throughout the budget year.

•

Seismic Reprocessing: Selected reprocessing of lines over the 3 drilling targets will be conducted.

•

Seismic Attribute Processing: Selected attribute and AVO processing of certain lines over the 3 drilling targets will be conducted to determine coal/volcanic lithologies and confirm final drilling targets.

Funding the 2003 Bengara-II PSC Work Program

The Company expects to raise funds to complete the 2003 Bengara-II PSC work program and budget through a combination of private placements and farm outs.

Yapen PSC Annual Work Program and Budget Submitted for 2003

The Company’s 60% owned Indonesian joint venture subsidiary Continental Energy Yapen Ltd. held its annual work program and budget meeting with Pertamina on October 31, 2002 for the purposes of submitting its calendar year 2003 work program and budget for the Yapen PSC contract area offshore Irian Jaya, Indonesia. The work program for 2003 as proposed consists of continuing geological evaluation, seismic interpretation and prospect generation as well as the drilling of a one exploration well. The budget is presented in the following table:

Budget Category

US$

2003  Work  Program

Drilling & Workover:

600,000.00

Pre-operations expenses to drill 1 Exploration Well

 in April 04

Geological & Geophysical:

834,000.00

Seismic data processing, interpretation, prospect

justification

Exploration Administration:

144,000.00

Field Activities

Production:

0.00

General & Administrative:

522,000.00

Office, Admin, Logistics, Allocated Overheads

Total 2003 Budget

$ 2,100,000.00     Continental Energy Yapen Ltd.

Yapen Budget Comparison to PSC Commitment:

This 2003 budget corresponds generally to Yapen PSC contract year four which ends 26-September 2003. The firm work commitment promised Pertamina pursuant to the Yapen PSC for the first four contract years is US$ 6,000,000. Actual expenditures during the first four contract years are expected to total approximately US$ 3,100,000 or 20% of the commitment. The full cost of the exploratory well referred to in line one above is expected to exceed US$ 6,000,000 and meet the PSC Commitment.

The 2003 Yapen PSC Work Program

The objectives of the 2003 annual work program for Yapen Block are briefly described as follows:

•

Data Processing: Process 1,250 line kilometers of new HiRes-2D seismic shot in the northern half of the Yapen Block during mid 2001.

•

Geological Evaluation: Geological evaluation of the block will continue through 2003. The purpose of this study is to evaluate the petroleum potential of the block and provide a sound geological model for integration with the seismic interpretation for later use in planning more detailed exploration including additional seismic acquisition and drilling prospect identification.

•

Seismic Interpretation: The purpose of the 2003 seismic interpretation study is to integrate the newly acquired 1,250 line kilometers of HiRes-2D shot in mid 2001 with vintage data in the area. Minor reprocessing or attribute reprocessing of some intervals may be performed depending upon results. The purpose of the mapping is to interpret all available two dimensional seismic data covering the Yapen PSC area, integrate it with local well control, and produce a reliable suite of maps on all geological horizons of interest. The interpretation should include identification of areas of existing seismic which may benefit from reprocessing and select areas which may benefit from additional seismic acquisition as well as identifying possible drilling targets.

•

Field Geology: Little is known about the detailed geology at the formation level of the Yapen Block. Reconnaissance field investigations of the surface geology of Yapen Island may be conducted as necessary during 2003. Field visits would be planned to collect geological samples and make geological measurements located by GPS at selected outcrop areas on the mainland and islands in the vicinity of the Yapen Block. These samples would be described and analyzed to assist geological evaluation.

•

Reprocessing: Preliminary seismic data reprocessing tests already conducted have indicated there is little quality improvement to be gained by reprocessing existing, vintage seismic data on the Yapen Block. However, given that the seismic processing of the new data acquired in 2001 may reveal additional information or point to specific features which could be complemented by selective re-processing of 1970’s vintage seismic then such reprocessing shall be done to assist the final seismic interpretation prior to drilling.

•

Orthorectification Survey: Due to some serious mis-ties of seismic programs and available base maps in the Yapen Block area attributable to differing vintages of seismic and maps not on a common ellipsoid, datum or map projection we plan a small field GPS ground truthing and remote sensing survey to orthorectify available base maps into a reliable, contiguous data unit.

•

Drilling: Expenditures for one exploratory well are budgeted to commence in 4th quarter 2003. Due to the remote location of the drilling site and need for specialized drilling equipment considerable advance planning of this well is required once the actual location is determined based on 2003 seismic interpretation plans. It is unlikely that a well location will be ready in time for having a drill ship on location before the end of the weather window for drilling which is April through August. Therefore the actual drilling is expected to occur in this weather window in 2004. However, advance preparation, site investigation and capital materials purchases are expected to commence in 4th quarter 2003 and are budgeted accordingly.

Funding the 2003 Yapen PSC Work Program

The Company’s 60% share of Continental Energy Yapen Ltd.’s 10% joint venture share of the 2003 Yapen PSC work program is fully funded by PT Exspan Yapen as per the Yapen Farm Out above described in the sub-section entitled “Yapen Farm Out” in the “Subsequent Events” section following.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the “Past Quarter” ended October 31, 2002 but prior to publication of this report are summarized below:

Yapen Farm Out

Pursuant to a farm out agreement and press release both dated November 5, 2002 the Company made and announced the farm out to PT Exspan Yapen of a 90% share of the “Yapen Block” production sharing contract (“PSC”) area offshore Irian Jaya, Indonesia. The Company’s 60% owned subsidiary, Continental Energy Yapen Ltd., will retain a fully carried 10% stake in the Yapen Block PSC.

PT Exspan Yapen is a wholly owned subsidiary of “PT Medco Energi Internasional Tbk.” (the “Medco Group”). The Medco Group is the largest non-government owned Indonesian oil and gas company. It currently produces approximately 85,000 barrels per day of oil and 100 million cubic feet per day of natural gas. Major shareholders of the Medco Group include the prominent Indonesian Panigoro family, the state oil company of Thailand, and Credit Suisse First Boston. For further info see separate press release made by the Medco Group (Jakarta Stock Exchange “MEDC”).

In accordance with the farm out agreement PT Exspan Yapen has agreed to:

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Pay approximately US$ 600,000 to discharge Continental Energy Yapen Ltd. accrued liabilities up to the farm out date;

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Pay for all exploration work commitments necessary to maintain the Yapen PSC in good standing with the Indonesian government; including an obligation to drill at least one exploration well on the Yapen PSC;

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Pay 100%, and thereby “Carry” the share of all Yapen PSC exploration and drilling costs and expenses attributable to the 10% Yapen PSC working interest retained by Continental Energy Yapen Ltd. from the farm out until any “Plan of Development” for the exploitation of the first of any commercial oil or gas discovery is approved in writing by Indonesian authorities; and

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Assume the roll of Operator for the Yapen PSC.

The assignment of Yapen PSC interest is subject to approval of Indonesian national oil and gas regulatory authorities which is expected in due course.

Yapen Relinquishment Postponed

In accordance with the provisions of the Yapen PSC the Company’s 60% owned subsidiary, Continental Energy Yapen Ltd., holder of the Yapen PSC was to have made a mandatory relinquishment of at least 25% of the area of the 9,500 square kilometer Yapen Block on the PSC’s third anniversary September 27, 2002. Continental Energy Yapen Ltd. had applied for an extension of time to make the relinquishment in view of a farm out in progress. In a letter dated November 15, 2002, BPMIGAS, the Indonesian oil and gas concession regulating body approved a six month extension of time to make the relinquishment until March 27, 2003.

CURRENT  SITUATION UPDATE

The current status as of the report date of unresolved situations or expected events possibly having material effect on the Company’s business which are pending, in process, or are not yet realized, are summarized below and were announced in a press release dated December 6, 2002:

Bangkudulis TAC Extension Amendment Sought

The Company’s 70% owned Indonesian joint venture subsidiary GAT Bangkudulis Petroleum Company Ltd. (“GATB”) has applied to Pertamina for an extension of the TAC initial rehabilitation period and time to complete its two well drilling commitment from October 7, 2001. GATB was advised by Pertamina in a letter dated December 14, 2001 that along with 14 other TAC contractors in similar situations, Pertamina intends to extend the Bangkudulis TAC for an additional period until December 31, 2003 by an amendment to the TAC. GATB signed the extending amendment in June 2002 and Pertamina is expected to sign soon although there are no guarantees that such will be the case. This extraordinary delay is partially attributable to uncertainty regarding the capacity of Pertamina to actually sign the TAC extending amendment in view of its imminent privatization by the Indonesian government and the August 1, 2002 transfer of its oil and gas concession regulatory role to a new Indonesian Energy Ministry concession regulating body known as BPMIGAS. As of December 2002 signature by Pertamina now seems likely and GATB has been invited to present its annual work program and budget for the Bangkudulis TAC for calendar year 2003 at a meeting with Pertamina scheduled for January 6, 2003.

Bangkudulis Farm Out and Preferred Shares Private Placement

The Company announced in a press release dated November 5, 2001 that it has entered into a part and parcel single agreement with three separate companies regarding a farm-out of a 40% portion of Continental’s Bangkudulis Property onshore East Kalimantan, Indonesia, and related US$ 1,050,000 financing for Continental’s remaining 30% share of property drilling and field development costs. Delays in obtaining the amendment to the Bangkudulis TAC referred to in the preceding section and slumping global economy created uncertainties in the three companies involved in the arrangement and consequently the Company no longer realistically believed either the Bangkudulis Farm Out or the Preferred Shares Private Placement would close. The Company gave notice to the concerned parties that unless subscription funds were received by November 1, 2002 as per the original arrangement the Company shall cancel the offer of the Preferred Shares Private Placement and the part and parcel Bangkudulis Farm Out with effect from November 1, 2002 without prejudice to any party involved.  No funds were received and the cancellation became effective.

Equity Line of Credit With Cornell Capital Partners

In a press release dated September 19, 2001 the Company announced that it has entered into a financing agreement with a private “Investor” providing a firm and binding “Equity Line of Credit” to the Company in the amount of up to US$ 20,000,000 over the next three years. The Investor, Cornell Capital Partners, LP, a New York based investment fund managed by Yorkville Advisors Management, LLC. Global uncertainty post 9-11; depressed US stock market conditions; and recent changes to regulations regarding Equity Line of Credit arrangements by the US Securities and Exchange Commission have contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line and the Company is currently considering renegotiating the terms of the Equity Line for implementation in 2003 or possibly cancelling the arrangement entirely if market conditions do not appear to be more conducive to its success.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Results for the Past Quarter Ended October 31, 2002

The quarter ended October 31, 2002 marks the end of the first quarter of the Company’s annual fiscal year ending July 31, 2003.

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Current Working Capital Situation

As at October 31, 2002, Company's consolidated financial statements reflect a working capital deficit of approximately $5,732,500. This represents a working capital deficit decrease of approximately $913,700 compared to the July 31, 2002 deficit of approximately $6,646,200. To improve its working capital position the company is currently negotiating private placements, farm out agreements for its properties and an equity line of credit.

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Investments

During the three months ended October 31, 2002 the Company invested approximately $120,200 in its Indonesian oil & gas properties and recovered $373,000 from its farm out partner.

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Finance

During the three months ended 31 October 2002,

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5,408,000 common shares of the Company were issued through a private placement for total proceeds of $811,200.

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255,551 warrants were exercised resulting in the issuance of 255,551 common shares for total proceeds of $38,333.

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Income

The Company had no material income in the three months ended October 31, 2002

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Expenses

Overall expenses, increased by $57,600 from approximately $136,000 to approximately $193,600 for the three-month periods ended October 31, 2001 and 2002 respectively. General and administrative expenses increased by $27,100 from approximately $15,500 to approximately $42,600 for the three-month periods ended October 31, 2001 and 2002 respectively. The material changes to general and administrative expenses are as follows. Office expense increased by approximately $11,800 from approximately $3,800 to approximately $15,600 for the three-month periods ended October 31, 2001 and 2002 respectively. The increase is due to miscellaneous costs in both Indonesia and Vancouver. All other general and administrative expenses appear reasonable compared to the previous period. Wage expense increased by $48,600 from approximately $9,900 to approximately $58,500 for the three-month period ended October 31, 2001 and 2002 respectively. The increase is due primarily to the consolidation of the GATB accounts. The consulting expense of $17,900 is due to fees paid in the Bengara subsidiary.

ADDITIONAL DISCLOSURE

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed in this Schedule-C, except as follows:

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The Board of Directors, acting on the recommendation of the Compensation Committee, has approved and authorized signature of a renewed annual employment contract dated August 1, 2002 with and for the Company’s President, Mr. Richard L. McAdoo to provide executive management from the Company’s affiliates’ Jakarta office. Under the contract, the Company does not pay any direct salary to Mr. McAdoo but does provide for reimbursement of personal family medical insurance.

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The Board of Directors, acting on the recommendation of the Compensation Committee, has approved and authorized signature of a renewed annual employment contract dated August 1, 2002 with Milner Downs Equestrian Centre Ltd. (a company controlled by Mr. Schell) for the personal services of the Company’s Chairman and Secretary, Mr. Gary R. Schell to provide executive management and corporate administrative services in the Company’s Langley headquarters office. The contract provides for a salary of CDN $ 10,000 (US$ 6,500) per month.

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The Company has entered into a non-exclusive day rate consulting agreement with Mr. Glenn E. Garner for his personal services as a Consultant Production Manager for the Company’s Indonesian affiliates operational activities. The term of the agreement is for 30 months and Mr. Garner’s services are available to the Company on a call out basis at a fixed monthly retainer rate of US$ 500 per month which entitles the Company to two days of the consultant’s professional services. Additional days actually worked by the consultant at the Company’s express request are chargeable to the Company at a fixed day rate of US$ 250 per day.

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The Company has entered into a non-exclusive consulting agreement with Mr. Richard L. Baker for his personal services as a Consultant Well Workover and Completions Manager for the Company’s Indonesian affiliates operational activities. The term of the agreement is for 30 months and Mr. Baker’s services are available to the Company on a call out basis at a fixed monthly retainer rate of US$ 500 per month which entitles the Company to two days of the consultant’s professional services. Additional days actually worked by the consultant at the Company’s express request are chargeable to the Company at a fixed day rate of US$ 250 per day.

Related Party Transactions

Expenditures made by the Company to related parties in the quarter ended October 31, 2002 are detailed in the notes to the interim consolidated financial statements set forth in Schedule-A. During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein, except as follows:

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The Board of Directors, acting on the recommendation of the Compensation Committee, has approved and authorized signature of a new annual employment contract dated August 1, 2002 with (a company controlled by Mr. Doctor) for the personal services of the Company’s Vice President Investor Relations, Mr. Craig Doctor to provide corporate public relations and investor relations to the Company from his Vancouver office. The contract provides for a salary of CDN $ 3,000 (US$ 2,000) per month.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Claims, Contingencies & Litigation

During the Past Quarter, no new material claims, suits or legal action was commenced against the Company not elsewhere disclosed in this Schedule-C, except as follows:

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The Company’s GAT Bangkudulis Petroleum Company Ltd. (“GATB”) affiliate, owner of the Bangkudulis TAC property, is involved in a labor dispute with 8 former employees who resigned at their own initiation in December 2001 and in May 2002 brought a claim against GATB with the Jakarta district Committee for Settlement of Labor Disputes (“CSLD”) regarding claimed severance benefits from GATB which GATB disputes. In a letter to GATB dated August 20, 2002 the CSLD rejected portions of the Indonesian Rupiah claim, reducing it from approximately US$ 83,000 to approximately US$ 41,000. GATB intends to continue fighting the claim and has three more levels of appeal through the CSLD system. GATB is confident it will prevail in getting the claim eliminated or substantially further reduced. Nevertheless, GATB has booked the US$ 41,000 as a contingent liability in August 2002.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company on Schedule-C of Form 51-901F (Formerly Form 61) British Columbia Securities Commissions (“BCSC”) fiscal quarterly filing forms for each prior fiscal quarter period. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and Form-6K material change reports. Through the date of this filing the Company relies on paper filings and is not an electronic filer on the US-SEC’s EDGAR database. The Company is working to get its filing electronic on EDGAR by end next year. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

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